Exhibit 99.1

GAN Reports First Quarter 2020 Financial Results

Company to Host Conference Call Wednesday, June 17, 2020, at 11:00am ET

London | June 16, 2020: GAN Limited (“GAN” or the “Company”) (NASDAQ: GAN), a leading business-to-business supplier of internet gambling software-as-a-service solutions to the U.S. land-based casino industry, today announced its operating and financial results for the three months ended March 31, 2020.

Management Commentary

Dermot Smurfit, CEO of GAN, stated:

“2020 has been a landmark year for GAN, and our first quarter 2020 results were in line with expectations. During a time when the global pandemic was causing a great deal of tragedy and economic turmoil around the world, we were fortunate not only to continue to operate business as usual due to the online-only nature of our business but also completed a tremendously successful IPO and Nasdaq listing. Building on that positive momentum, we recently announced Cordish Gaming Group as a new real money Internet gambling client in the State of Pennsylvania.

“Substantially all of our land-based casino customers had to close their physical operations in March due to the global pandemic, which helped to drive an increase in online gaming. We saw a notable increase in Internet gaming win in both New Jersey and Pennsylvania for the months of March, April and May, and have seen a similar shift from retail gambling to online gambling in our other key market of Italy. While sports betting has been significantly impacted by the cancellation of most major sporting events, our sports betting business has historically been driven by the NFL season, which is anticipated to return with its first official game in September. Simulated gaming continues to be an immense opportunity for GAN, particularly as many retail gaming properties have been closed. We were pleased to announce new simulated gaming client wins, Penn National Gaming and the Snoqualmie Indian Tribe, and are working to secure several new client opportunities in our pipeline in both real money Internet gambling and simulated gaming in the remainder of 2020. It is an exciting time for GAN, and we look forward to capitalizing on the immense opportunity.”

Completion of U.S. IPO (occurred after quarter end)

On May 5, 2020, GAN Limited completed a reorganization and share exchange pursuant to which it acquired all of the outstanding ordinary shares of GAN plc. The consolidated financial statements included in this earnings release relate to the operations of GAN plc for the period ended March 31, 2020, on the basis that it is the predecessor to, and following the reorganization, became a wholly owned subsidiary of, GAN Limited.

On May 7, 2020, GAN Limited completed its U.S. initial public offering under which it sold an aggregate of 7,337,000 ordinary shares at a price per share to the public of $8.50 and raised gross proceeds of $62.4 million. Shares of GAN Limited are traded on The Nasdaq Capital Market under the trading symbol “GAN.”

First Quarter 2020 Financial Overview

●	Revenue of $7.7 million, compared to $9.6 million in the prior-year period, which prior-year period included $4.9 million in Other Revenue as a result of hardware sales and the licensing of GAN’s strategic U.S. patent
●	108% year-over-year increase in real money Internet gaming (“RmiG”) SaaS revenue to $4.7 million
●	63% year-over-year increase in RmiG Service revenue to $1.5 million
●	United States accounted for 81% of revenue
●	Income attributable to equity holders of $0.5 million (Q1 2019: $2.2 million)
●	Adjusted EBITDA[1] of $2.6 million (Q1 2019: $3.8 million)

1 Adjusted EBITDA is a non-GAAP company specific measure and excludes net finance costs, tax, depreciation, amortisation, share-based payment expenses, impairment of intangible assets, exceptional IPO-related costs and other items which the directors consider to be non-recurring and one time in nature.

GAN plc

Revenue by operating activity and segment (Unaudited)

		For the three months ended March 31 (in thousands)
		2020 (unaudited)	2019 (unaudited)
Real money iGaming
	SaaS Revenue	4,746	2,279
	Service Revenue	1,509	924
	Other	-	4,904
Simulated iGaming
	SaaS Revenue	1,187	1,208
	Service Revenue	228	275
Total:		7,670	9,590

First quarter 2019 revenue of $9.6 million included Other Revenue of $4.9 million as a result of hardware sales and the licensing of GAN’s strategic U.S. patent, which contributed to a year-over-year decline of $1.9 million or 20% in total revenue, to $7.7 million. Excluding Other Revenue, first quarter 2020 revenue of $7.7 million increased 64% versus the prior year, driven by growth of $2.5 million, or 108%, in RmiG SaaS revenue and $0.6 million or 63% in RmiG Service revenue, as related to the continued expansion of existing U.S. customers and business, as well as the result of new states passing regulation allowing for online real money gaming and sports betting.

GAN plc

Geographic analysis of revenues (Unaudited)

This analysis is determined based upon the location of the legal entity of the customer.

	For the three months ended March 31 (in thousands)
	2020 (unaudited)	2019 (unaudited)
U.K. and Channel Islands	210	3
Italy	1,200	1,230
United States	6,251	8,312
Rest of the world	9	45
Total:	7,670	9,590

GAN plc

Operating expenses (Unaudited)

	Period Ended March 31, (in thousands)		As a percentage of revenue		Change (2020 to 2019)
	2020 (unaudited)	2019 (unaudited)	2020	2019	($000’s)%
Operating Expenses	4,389	3,340	57.2%	34.8%	1,049	31.4%

Operating expenses increased as a result of: (1) expenses incurred in connection with the Company’s IPO in the United States, (2) additional ongoing expenses associated with the Company’s operations as a U.S. reporting company, (3) expansion of operations to support the anticipated increases in clients and revenue and (4) increased share-based compensation. The increase in operating expenses was partially offset by a $0.8 million increase in foreign currency exchange gains as the United States Dollar has strengthened against the British Pound Sterling and Bulgarian Lev.

The Company expects operating expenses to increase in dollar amount in the second quarter and beyond for the reasons stated above.

GAN Limited	Q1 2020	Page 2 of 8

First Quarter 2020 Operational Overview and Recent Developments

●	In January 2020, GAN announced new simulated gaming client the Snoqualmie Indian Tribe, which owns and operates the Snoqualmie Casino located outside of Seattle. The casino features a 51,000-square-foot gaming floor, offering 54 classic table games and 1,700 slot machines, and is a sponsor and branding partner of the Seattle Seahawks, its local NFL team. This agreement will enable the Snoqualmie Indian Tribe to provide an expanded suite of online gaming and services throughout the region and beyond and also provides GAN with the opportunity to supply Sports wagering to the Snoqualmie Indian Tribe should enabling legislation and corresponding regulatory approvals come to pass in the State of Washington.

●	GAN operationally managed its technology Platform throughout New Jersey’s second and Pennsylvania’s first legal online betting experience during Super Bowl LIV, with a record number of active real money Internet gamblers using GAN’s technology Platform to bet on both sports and casino gaming on February 2, 2020.

●	In March 2020, GAN confirmed that it will be providing its technology Platform together with certain operational services to both the Sault Tribe of Chippewa Indians’ five land-based Kewadin casino properties and an existing major U.S. casino operator client of GAN.

●	In May 2020, Cordish Gaming Group, the global gaming division of The Cordish Companies, engaged GAN as its enterprise software platform provider to power its new “PlayLive!” branded Internet gambling business in the State of Pennsylvania, complementing the development of two new Live!-branded gaming facilities in Philadelphia and Pittsburgh, including the Live! Casino & Hotel.

●	Effective June 1, 2020, the size of the Company’s Board of Directors increased from four to five, and Ms. Karen Flores, GAN’s Chief Financial Officer appointed in January 2020, was appointed to the Board of Directors. Ms. Flores will be a 2022 Class director, along with David Goldberg. The other directors are Michael Smurfit Jr. (Class 2021) and Dermot Smurfit and Seamus McGill (Class 2023).

2020 Revenue Outlook

GAN reiterates its full-year 2020 revenue guidance of between $37 million and $39 million, which the Company previously disclosed in the final prospectus for its U.S. initial public offering, filed with the SEC on May 5, 2020.

First Quarter 2020 Results | Conference Call / Webcast Details

The GAN management team will host a conference call for analysts and investors on Wednesday, June 17, 2020, at 11am EDT/8am PDT.

Please use the following dial-in numbers:

UK Participants:	+44 (0) 800 756 3429
U.S. & Canada Participants:	+1 877-407-8629
International Participants:	+1 201-493-6715

The First Quarter 2020 Results Press Release and Presentation are available to download from the Company’s website, www.GAN.com.

The call will also be simultaneously webcast over the Internet via the following link:

https://78449.themediaframe.com/dataconf/productusers/gan/mediaframe/38689/indexl.html

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our 2020 revenue guidance, our anticipated trends in revenues and operating expenses, the anticipated impact of the COVID-19 pandemic on our operations and industry, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law.

GAN Limited	Q1 2020	Page 3 of 8

About GAN Limited

GAN is a leading business-to-business supplier of internet gambling software-as-a-service solutions to the U.S. land-based casino industry. GAN has developed a proprietary internet gambling enterprise software system, GameSTACK™, which it licenses principally to land-based U.S. casino operators as a turnkey technology solution for regulated real-money internet gambling, encompassing internet gaming, internet sports gaming and virtual Simulated Gaming.

Investor Contacts:

GAN Jack Wielebinski Head of Investor Relations (214) 799-4660 jwielebinski@GAN.com	The Equity Group Adam Prior (212) 836-9606 aprior@equityny.com Carolyne Sohn (415) 568-2255 csohn@equityny.com

GAN Limited	Q1 2020	Page 4 of 8

GAN plc

Interim Condensed Consolidated Statement of Comprehensive Income (Unaudited)

for the Three Months Ended March 31, 2020, and 2019

(in thousands, except per share data)

	For the three months ended March 31,
	2020 (unaudited)	2019 (unaudited)
Revenue	7,670	9,590
Cost of revenue	2,579	3,880
Gross profit	5,091	5,710
Administrative expenses	4,389	3,340
Total operating expenses	4,389	3,340
Profit from operations	702	2,370
Net finance costs	24	32
Net income before taxes	678	2,338
Income tax expense	(145)	(146)
Income for the period attributable to equity holders	533	2,192

Other comprehensive income/(loss)
Items not to be reclassified subsequently to profit or loss:
Exchange difference on translating foreign currencies	(1,261)	(145)
Total comprehensive loss for the period attributable to the equity holders of the Company:	(728)	2,047

Net income per share attributable to ordinary shareholders
Basic earnings per share ($)	0.0062	0.0257
Diluted earnings per share ($)	0.0055	0.0239

GAN Limited	Q1 2020	Page 5 of 8

GAN plc

Interim Condensed Consolidated Statement of Financial Position (Unaudited)

(in thousands)

	March 31, 2020 (unaudited)	December 31, 2019
Assets
Non-current assets
Intangible assets	4,985	5,164
Property, plant and equipment	192	190
Right-of-use assets	1,094	1,334
Lease deposits	111	115
Contract costs	55	57
Total non-current assets	6,437	6,860
Current assets
Cash and cash equivalents	5,986	10,098
Trade and other receivables	9,135	5,974
R&D tax credit receivable	-	1,127
Inventory	827	883
Prepayments	1,968	1,061
Lease deposits	77	80
Contract costs	23	29
Total current assets	18,016	19,252
Total assets	24,453	26,112
Liabilities
Current liabilities
Trade and other payables	6,539	6,760
Contract liabilities	2,095	3,023
Current portion of lease liabilities	515	692
Total current liabilities	9,149	10,475
Non-current liabilities
Lease liabilities	466	535
Total liabilities	9,615	11,010
Equity
Share capital	1,284	1,280
Share premium account	38,641	38,558
Foreign exchange translation reserve	(3,148)	(1,887)
Accumulated deficit	(21,939)	(22,849)
Total equity	14,838	15,102
Total equity and liabilities	24,453	26,112

Basis of Preparation

The foregoing financial information included in this release is prepared in accordance with the recognition and measurement requirements of International Financial Reporting Standards (IFRS), unless otherwise stated. The presentation of the interim results has not been prepared in accordance with IAS 34 Interim Financial Reporting.

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those followed in the preparation of the Group’s non-statutory financial statements for the years ended December 31, 2018 and 2019 included in the final prospectus for our U.S. initial public offering, filed with the SEC on May 5, 2020.

The financial information included in this document is presented in U.S. Dollar ($), which is the Company’s presentational currency.

GAN Limited	Q1 2020	Page 6 of 8

GAN plc

Adjusted EBITDA (unaudited)

	For the three months ended March 31, (in thousands)
	2020 (unaudited)	2019 (unaudited)

Income for the period attributable to equity holders	$533	$2,192
Add Back:
Net finance costs	24	32
Income tax expense	145	146
Depreciation expense	162	181
Amortization expense	794	1,157
EBITDA	1,658	3,708
Share-based payment expense	377	130
Exceptional costs – IPO transaction related	554	-
Adjusted EBITDA	2,589	3,838

Use of Non-GAAP Financial Information

GAN’s management uses several non-GAAP financial measures in analyzing and assessing the overall performance of the business, including Adjusted EBITDA. GAN defines Adjusted EBITDA as income/loss attributable to equity holders excluding net finance costs, tax, depreciation, and amortization, as adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items which our Board of Directors believe do not reflect the underlying performance of the business.

GAN uses Adjusted EBITDA (1) as a measure to compare its operating performance from period to period, as it removes the effect of items not directly resulting from core operations and (2) as a means of assessing its core business performance against others in the industry, because it eliminates some of the effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events. The presentation of Adjusted EBITDA is not intended to be used in isolation or as a substitute for any measure prepared in accordance with GAAP. Adjusted EBITDA as GAN defines it may not be comparable to similarly titled measures used by other companies in our industry, and Adjusted EBITDA may exclude financial information that some investors may consider important in evaluating our performance.

GAN Limited	Q1 2020	Page 7 of 8

GAN plc

Key Performance Indicators (unaudited)

GAN management uses the following key performance indicators (“KPIs”) as indicators of trends and results of the business. These KPIs give management an indication of the level of engagement between the player and the Company’s platforms. No estimation is necessary in quantifying these KPIs, nor do they represent GAAP-based measurements. These KPIs are subject to various risks such as client concentration, competition, licensing and regulation, and macroeconomic conditions.

	For the three months ended March 31,
	2020	2019
Other operating data
Active Player-Days	9,027,495	5,285,115
Gross Operator Revenue	$141,888,167	$59,316,608
Average Revenue per Daily Active User	$15.72	$11.22

Active Player-Days

GAN defines Active Player-Days as unique individuals who log on and gamble each day (either gambling with real money or ‘gambling’ with virtual credits used in simulated iGaming), aggregated during the calendar year period. By way of illustrative example: one (1) unique individual logging in and gambling each day in a single calendar year would, in aggregate, represent 365 Active Player-Days. Active Player-Days provides an indicator of consistent and daily interaction that individuals have with our platforms. Active Player-Days allows management and users to understand not only total users who interact with the platform but gives an idea of the frequency to which users are interacting with the platform, as someone who logs on and gambles multiple days are weighted heavier during the period than the user who only logs on and gambles one day.

The increase in Active Player-Days in the first quarter 2020 over 2019 was primarily attributable to the continued expansion of existing U.S. customers and business, as well as the result of new states passing regulation allowing for online real money and sports gaming and the impact of COVID-19 scenario (described earlier in this announcement).

Gross Operator Revenue

GAN defines gross operator revenue as the sum of its corporate customers’ gross revenue from simulated iGaming, gross gaming revenue from real money regulated iGaming, and gross sports win from real money regulated sports betting. Gross operator revenue, which is not comparable to any GAN financial information, gives management and users an indication of the extent of transactions that have passed through GAN’s corporate customers’ platforms and allows management to understand the extent of activity that GAN’s IP is processing.

The increase in Gross Operator Revenue in the first quarter 2020 compared to 2019 is primarily the result of GAN launching new clients throughout 2019 in new states passing legislation relating to iGaming, increasing both the players which are active, and the handle processed on our platforms.

Average Revenue per Daily Active User (“ARPDAU”)

GAN defines Average Revenue per Daily Active User (“ARPDAU”) as gross operator revenue divided by the identified number of Active Player-Days. ARPDAU allows management to measure the value per daily user and track user interaction with the platforms, which helps both management and users of financial statements to understand the value per user that is driven by marketing efforts and data analysis obtained from GAN’s platforms.

The increase in ARPDAU in the first quarter 2020 versus 2019 was primarily the result of a revenue mix shift toward the highest-yield segment, which is U.S. RmiG.

GAN Limited	Q1 2020	Page 8 of 8